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                                                                     EXHIBIT 7.9

           SHEPARD OFFERS $29.00 FOR STATE AUTO FINANCIAL CORPORATION

Bloomington, Illinois, June 13, 2003 - Investor Greg Shepard, who owns approximately 5% of State Auto Financial Corporation (NASDAQ "STFC"), by letter today offered $29.00 for STFC's 10,896,332 public shares (other than Mr. Shepard's shares as of March 31, 2003). Mr. Shepard stated that he would not tender his shares in the public tender offer, but instead would exchange his 2,000,000 shares in STFC common stock for $58,000,000 of STFC Class B Preferred Stock, without maturity, redemption or cash dividend requirements. He also stated that his proposal was conditioned on his nominees representing a majority of the boards of directors of STFC, State Auto Mutual, and its insurance subsidiaries and affiliates.

In his letter, Shepard stated: "As the largest non-affiliated public stockholder of STFC, with 2,000,000 shares, I want our company to enhance - not ignore - value for the investors. I have carefully read your letters of June 4, 2003 and June 6, 2003 with great interest and while I am disappointed in your response, I remain hopeful that we can bridge the differences."

Shepard went on to say that his new proposal would leave State Auto Mutual intact (requiring no merger with Mid-West Mutual), and that he would be willing to consider injecting equity into STFC via the purchase of STFC Class A Preferred Stock. Mr. Shepard, responding to Mr. Moone's assertion that Mr. Shepard's proposal was a "debt-laden transaction", pointed out in his letter to Mr. Moone that his previous proposal, which involved issuing surplus notes, is defined as surplus and not debt under the Ohio Insurance Code.

Shepard asked for a response to his proposal before June 18, 2003. Shepard also said he would be happy to meet with the Boards to explain his proposals, should they so desire.

ADDITIONAL INFORMATION RELATING TO MR. SHEPARD'S PROPOSAL IS CONTAINED IN THE SCHEDULE 13D FILED BY GREGORY M. SHEPARD WITH RESPECT TO STATE AUTO FINANCIAL CORPORATION. THAT SCHEDULE 13D IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov.